Filed Pursuant to Rule 433

Registration Statement No. 333-223441

December 3, 2018

REPUBLIC OF INDONESIA

FINAL TERM SHEET

US$1,250,000,000 4.750% Bonds due 2029 (the Bonds)

Issuer:	Republic of Indonesia (the Republic)

Specified Currency:	U.S. Dollars

Principal Amount:	US$1,250,000,000

Public Offering Price:	99.748%

Gross Proceeds:	US$1,246,850,000

Underwriting Discounts and Commissions:	US$498,740

Net Proceeds (Before Expenses):	US$1,246,351,260

Interest Rate:	The Bonds will bear interest from December 11, 2018 at a rate of 4.750% per annum

Interest Payment Date:	Interest will be paid on February 11 and August 11 of each year, commencing on August 11, 2019

Maturity Date:	February 11, 2029

Benchmark:	3.125% U.S. Treasury due November 15, 2028

Benchmark Yield:	2.972%

Re-offer Spread:	180.8 bps

Re-offer Yield:	4.780%

Specified Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof

Settlement Date:	December 11, 2018

Day count:	30/360

Listing:	Expected listing of the Securities on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange

Settlement and Delivery:	The Republic expects that delivery of the Securities will be made against payment therefor on or about the Settlement Date, which will be the fifth business day following the date of pricing of the Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement

Joint Lead Managers/Underwriters:	Australia and New Zealand Banking Group Limited, Citigroup Global Markets Inc., DBS Bank Ltd., Deutsche Bank AG, London Branch and Goldman Sachs (Singapore) Pte.

Co-Managers:	PT Bahana Sekuritas, PT Danareksa Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

Billing and Delivery:	Deutsche Bank AG, London Branch

Security Identifiers:	CUSIP: 455780 CH7 / ISIN: US455780CH76 / Common Code: 191976584

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, UK, Attention: Syndicate Desk, by calling 44-20-754-59389, or by emailing dcm.sea@list.db.com.

A preliminary prospectus supplement dated December  3, 2018 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312518340343/d637621d424b3.htm

MIFID II product governance / Professional investors and ECPs only target market — Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Bonds has led to the conclusion that: (i) the target market for the Bonds is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, MiFID II); and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a distributor) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom and (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notification under Section 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore — The Bonds are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notices SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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